Exhibit 99.2
LDK Solar Secures Agreement for the Supply of Wafers
to Chuan-Yi Investment Corporation
Xinyu City, China and Sunnyvale, CA, August 16, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to supply multicrystalline solar wafers to Taiwan-based Chuan-Yi Investment Corporation.
Under terms of the agreement, LDK Solar will deliver multicrystalline solar wafers to Chuan-Yi valued at approximately US$516 million over a three-year period.
“We are very excited to have the opportunity to add Chuan-Yi to our growing list of global customers,” stated Xiaofeng Peng, Chairman and CEO. “This agreement advances our strategy of broadening our customer base and demonstrates our position as a leading manufacturer of solar wafers. We look forward to supporting the long-term growth and success of Chuan-Yi.”
“We are delighted to secure such a significant amount of high-quality solar-grade silicon wafers from LDK,” commented Jin-Jiang Yeh, Chairman of Chuan-Yi. “This contract enhances Chuan-Yi’s ability to promote the combined applications of solar power and LED. We look forward to building an enduring relationship with LDK in support of our future growth.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Chuan-Yi Investment Corporation
Chuan-Yi, an affiliate of Everlight Electronics Co., Ltd., is an investment firm focused on the optoelectronic industry in Taiwan. Established in 1983, Everlight is a leading international LED company.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801